Rentokil Initial

FILE NO: 82-3806

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

4 September 2002

Securities and Exchange Com
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02049969

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Half-yearly statement for the six months ended 30 June 2002.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

Registered in England No. 224814
Registered Office: Felcourt, East Grinstead RH19 2JY

FILE NO: 82-3806

4 September 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Half-yearly statement for the six months ended 30 June 2002.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

29th August 2002

Interim Results for the half year to 30th June 2002

RENTOKIL INITIAL CONTINUES TO DELIVER

STRONG UNDERLYING ORGANIC GROWTH AND CASH FLOW

* Turnover	increased to £1,153.7m. Up 4.8% at actual rates and up by 7.4% at constant average exchange rates for 2001 to £1,179.9m.
* Profits before Tax	increased to £186.6m. Up 6.8% at actual rates and up by 10.5% at constant average exchange rates for 2001 to £191.9m.
* Earnings per Share	up 14.6% to 6.99p.
* Dividend	up 10.5% to 1.58p.

* Continuing acceleration in underlying organic growth.

* Excellent performances in Security and Parcels Delivery.

* Major improvement in Facilities Management resulting from success of Multi Focus strategy.

* Strong performance across Continental Europe.

* Increased investment in sales and marketing to drive continuing organic growth.

* Very strong operating cash flow at £111m.

* Board expects excellent growth in Earnings per Share for 2002 in line with market expectations.

Turnover increased by 4.8% to £1,153.7m but by 6.2% at constant average exchange rates to June 2002. At constant average exchange rates for 2001, turnover was £1,179.9m, giving growth of 7.4% which compares with 6.9% reported after four months. This continuing acceleration in underlying turnover follows further investment in sales and marketing.

Profits before tax increased by 6.8% to £186.6m but by 9.8% at constant average exchange rates to June 2002. At constant average exchange rates for 2001, profits before tax were £191.9m, giving growth of 10.5%, the same as the 10.5% reported after four months.

Earnings per share increased by 14.6% to 6.99p, benefitting from the good increase in profits, the strong cash flow, the lower tax charge and the share buy-back programme.

Segmental Commentary (at constant average exchange rates to June 2002)

Hygiene Services was up by 3.6% in turnover at £343.6m and 3.9% in operating profits at £95.6m. Continental Europe was up 8.1% in turnover at £206.8m, with particularly strong performances in France and Netherlands and good performances in Italy, Spain and Switzerland. UK turnover was down by 4.0% at £94.5m, North America down 3.1% at £3.6m and Asia Pacific and Africa up by 0.8% at £38.7m with a particularly good performance in Indonesia.

Security Services turnover was up 11.0% at £273.7m with operating profits up by 7.1% to £24.0m. Continental Europe turnover was up 10.4% at £62.6m with an excellent performance in France and a good improvement in Belgium. North America turnover was up by 16.0% at £82.5m with good growth in manned guarding contracts in USA. UK turnover was up by 8.3% at £128.6m.

Pest Control Services turnover was up by 3.6% at £103.1m and operating profits up by 6.4% at £38.4m. UK turnover was flat at £33.4m and Continental Europe up by 5.0% at £45.4m, with good performances in Netherlands, Belgium, Portugal and Spain. North America turnover was up by 10.4% at £8.4m and Asia Pacific and Africa turnover up by 4.7% at £15.9m, with strong performances in Malaysia and Thailand.

Tropical Plants turnover fell by 4.5% to £57.1m and operating profits by 3.3% to £8.8m. North America turnover was down by 8.8% at £33.4m, following the restructuring of a number of loss making branches. Continental Europe turnover was up by 10.0% at £13.1m with a good performance in Norway. UK turnover was down by 4.0% at £6.2m. Asia Pacific and Africa turnover was down by 8.0% at £4.4m.

Conferencing turnover grew by 2.5% to £37.0m with operating profits up by 3.0% to £13.7m reflecting an improvement in business in recent months as a result of new contracts.

Parcels Delivery turnover was up by 11.9% at £90.2m with operating profits at £13.0m up by 17.1%. At constant exchange rates for 2001, growth was 25.3% which compares with 23.5% reported after four months. UK performed strongly with turnover up by 9.1% to £85.7m due to gains in market share but the contribution from our Southern African business was reduced to £4.5m in turnover, in spite of a strong performance measured in local currency. This arises from the major difference in the average exchange rates used for the half year 2002 to those for the half year and full year 2001.

Facilities Management showed major improvement with turnover growing by 7.4% to £249.0m, benefitting from the impact of new multi service contracts, with operating profits, as expected, growing somewhat slower (by 5.5%) to £19.3m.

Geographic Commentary (at constant average exchange rates to June 2002)

UK turnover grew by 4.9% to £566.4m and operating profits by 1.4% to £109.0m. Hygiene turnover was down by 4.0% at £94.5m, Security up by 8.3% to £128.6m, Tropical Plants down 4.0% at £6.2m, Pest Control flat at £33.4m with Conferencing up by 2.5% to £37.0m, Facilities Management improving strongly and excellent growth from Parcels Delivery.

Continental Europe turnover was up by 7.8% to £350.5m with operating profits up 10.6% to £71.7m. Hygiene turnover was up by 8.1% to £206.8m, Security up by 10.4% at £62.6m, Tropical Plants up by 10.0% to £13.1m and Pest Control up by 5.0% to £45.4m.

North America turnover was up by 7.5% to £169.8m and operating profits up by 6.7% to £9.6m. Hygiene turnover was down by 3.1% to £3.6m, Security was up by 16.0% to £82.5m, Tropical Plants down by 8.8% to £33.4m and Pest Control up by 10.4% to £8.4m.

Asia Pacific and Africa turnover at £67.0m was up by 5.8% and operating profits by 7.1% to £22.5m. Hygiene turnover was up by 0.8% to £38.7m, Tropical Plants turnover down by 8.0% to £4.4m, with Pest Control turnover up by 4.7% to £15.9m and a strong performance in Parcels Delivery.

Operating Profits (EBIT) for the company have increased by 5.2% at constant average exchange rates to June 2002.

Cash Flow before acquisitions, disposals, dividends and share buy-backs, has been very strong at £111m.

Acquisitions Nine bolt-on acquisitions have been made in Hygiene, Security, Pest Control and Tropical Plants at a total cost of £31m.

Share buy-back The company has purchased 71.5 million shares this year at a cost of £193m, having been unable to make purchases since 30th June 2002 because of the close period. Using current borrowing rates and market expectations for eps in 2002, share purchases are accretive to eps up to 455p per share.

Borrowings Net Borrowings at the half-year were £1,308m.

Tax The introduction of FRS 19 (Deferred Taxation) has had no material effect on the results of the company. The tax charge for the half year was 27.4%, a rate which should be sustainable for the foreseeable future.

Dividend The Board has announced a 10.5% increase in the Interim Dividend to 1.58p.

Prospects for 2002

Sir Clive Thompson, Chairman and Chief Executive, said:-

"We expect to continue to generate strong operating cash flow. This will be used to make bolt-on acquisitions in Hygiene and Security, particularly in North America, UK and Continental Europe, to continue our share buy-back programme and to invest further in sales and marketing to drive continued organic growth.

We expect that strong underlying organic growth in turnover and pre-tax profits will continue throughout the year. Accordingly, the Board expects excellent growth in earnings per share in line with market expectations."

For further information:-

Sir Clive Thompson, Chairman and Chief Executive
Roger Payne, Finance Director
01342 833022

SEGMENTAL ANALYSIS

		6 months to 30th June 2002 £m	6 months to 30th June 2001 £m	Year to 31st December 2001 £m
	At June 2002 average exchange rates			
Business Analysis	**Turnover**			
	Hygiene	**343.6**	331.8	669.1
	Security	**273.7**	246.6	507.1
	Pest Control	**103.1**	99.5	203.5
	Tropical Plants	**57.1**	59.8	124.8
	Conferencing	**37.0**	36.1	74.7
	Parcels Delivery	**90.2**	80.6	167.0
	Facilities Management	**249.0**	231.8	463.6
	Total at June 2002 average rates	**1,153.7**	1,086.2	2,209.8
	Exchange	**-**	14.8	32.6
	Total as reported	**1,153.7**	1,101.0	2,242.4
	Operating Profits			
	Hygiene	**95.6**	92.0	192.4
	Security	**24.0**	22.4	49.0
	Pest Control	**38.4**	36.1	75.8
	Tropical Plants	**8.8**	9.1	23.4
	Conferencing	**13.7**	13.3	27.8
	Parcels Delivery	**13.0**	11.1	25.5
	Facilities Management	**19.3**	18.3	35.5
	Total at June 2002 average rates	**212.8**	202.3	429.4
	Exchange	**-**	3.8	7.4
	Total as reported	**212.8**	206.1	436.8
	Share of profit of other associate	**0.2**	0.1	0.3
	Total as reported	**213.0**	206.2	437.1
Geographic analysis	**Turnover**			
	United Kingdom	**566.4**	540.0	1,092.1
	Continental Europe	**350.5**	325.0	663.3
	North America	**169.8**	157.9	325.6
	Asia, Pacific & Africa	**67.0**	63.3	128.8
	Total at June 2002 average rates	**1,153.7**	1,086.2	2,209.8
	Exchange	**-**	14.8	32.6
	Total as reported	**1,153.7**	1,101.0	2,242.4
	Operating Profit			
	United Kingdom	**109.0**	107.5	223.0
	Continental Europe	**71.7**	64.8	141.3
	North America	**9.6**	9.0	21.1
	Asia, Pacific & Africa	**22.5**	21.0	44.0
	Total at June 2002 average rates	**212.8**	202.3	429.4
	Exchange	**-**	3.8	7.4
	Total as reported	**212.8**	206.1	436.8
	Share of profit of other associate	**0.2**	0.1	0.3
	Total as reported	**213.0**	206.2	437.1

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	6 months to 30th June 2002 £m	6 months to 30th June 2001 £m	Year to 31st December 2001 £m
Turnover (including share of associate and franchisees)			
Continuing operations	**1,147.3**	1,101.0	2,242.4
Acquisitions	**6.4**	-	-
Total continuing operations	**1,153.7**	1,101.0	2,242.4
Less:			
Share of turnover of associate (all continuing)	**(9.2)**	(9.6)	(19.5)
Turnover of franchisees (all continuing)	**(41.8)**	(36.0)	(79.0)
Turnover	**1,102.7**	1,055.4	2,143.9
Operating expenses	**(891.6)**	(851.1)	(1,710.8)
Operating profit			
Continuing operations	**210.6**	204.3	433.1
Acquisitions	**0.5**	-	-
Continuing operations	**211.1**	204.3	433.1
Share of profit of associates			
Continuing	**1.7**	1.8	3.7
Other	**0.2**	0.1	0.3
Profit on ordinary activities before interest	**213.0**	206.2	437.1
Interest payable (net)	**(26.4)**	(31.5)	(62.8)
Profit on ordinary activities before taxation	**186.6**	174.7	374.3
Tax on profit on ordinary activities	**(51.1)**	(50.1)	(108.2)
Profit on ordinary activities after taxation	**135.5**	124.6	266.1
Equity minority interests	**(0.8)**	(0.7)	(0.9)
Profit attributable to shareholders	**134.7**	123.9	265.2
Equity dividends	**(28.4)**	(25.7)	(94.9)
Profit retained	**106.3**	98.2	170.3
Basic earnings per 1p share	**6.99p**	6.10p	13.30p
Diluted earnings per 1p share	**6.95p**	6.08p	13.26p
Dividends per 1p share	**1.58p**	1.43p	5.00p
Weighted average number of shares (million)	**1,926**	2,031	1,994
Number of shares in issue at period end (million)	**1,882**	1,965	1,950

CONSOLIDATED BALANCE SHEET

		At 30th June 2002 £m	At 30th June 2001 £m	At 31st December 2001 £m
Fixed assets	Intangible assets	**172.8**	126.6	138.4
	Tangible assets	**600.3**	555.1	591.3
	Investments	**159.7**	158.8	158.5
		932.8	840.5	888.2
Current assets	Stocks	**47.0**	47.0	48.2
	Debtors	**501.4**	480.5	488.8
	Short term deposits and cash	**333.6**	162.5	389.6
		882.0	690.0	926.6
Creditors – amounts falling due within one year	Creditors	**(666.2)**	(628.7)	(691.6)
	Bank and other borrowings	**(96.1)**	(1,275.9)	(371.9)
		(762.3)	(1,904.6)	(1,063.5)
	Net current assets/(liabilities)	**119.7**	(1,214.6)	(136.9)
	Total assets less current liabilities	**1,052.5**	(374.1)	751.3
Creditors – amounts falling due after more than one year	Creditors	**(9.7)**	(9.1)	(11.7)
	Bank and other borrowings	**(1,545.1)**	(32.2)	(1,144.7)
		(1,554.8)	(41.3)	(1,156.4)
Provisions for liabilities and charges	Provisions for liabilities and charges	**(227.6)**	(247.5)	(236.0)
	Net liabilities	**(729.9)**	(662.9)	(641.1)
Equity capital and reserves	Called up share capital	**18.8**	19.6	19.5
	Share premium account	**45.9**	39.1	41.1
	Capital redemption reserve	**19.0**	18.2	18.3
	Other reserves	**5.9**	4.1	5.4
	Profit and loss account	**(825.7)**	(749.6)	(731.0)
	Equity shareholders' funds	**(736.1)**	(668.6)	(646.7)
	Equity minority interests	**6.2**	5.7	5.6
	Capital employed	**(729.9)**	(662.9)	(641.1)

CONSOLIDATED CASH FLOW STATEMENT

		6 months to 30th June 2002 £m	6 months to 30th June 2001 £m	Year to 31st December 2001 £m
Operating activities	Operating profit	**211.1**	204.3	433.1
	Depreciation charge	**75.4**	73.1	144.6
	Net movement in working capital	**(27.0)**	(6.4)	(1.6)
	Net cash inflow from operating activities	**259.5**	271.0	576.1
Associates' dividends	Dividends received from associates	**-**	-	1.1
Returns on investments and servicing of finance	Interest received	**30.5**	8.9	33.6
	Interest paid	**(60.2)**	(40.7)	(93.0)
	Interest element of finance leases	**(1.1)**	(1.3)	(2.6)
	Dividends paid to minority interests	**(0.3)**	(0.4)	(0.7)
	Net cash outflow from returns on investments and servicing of finance	**(31.1)**	(33.5)	(62.7)
Taxation	Tax paid	**(42.0)**	(50.6)	(112.1)
Capital Expenditure and financial Investment	Purchase of tangible fixed assets	**(83.4)**	(86.9)	(200.3)
	Less: financed by leases	**4.0**	3.7	8.0
		(79.4)	(83.2)	(192.3)
	Sale of tangible fixed assets	**4.0**	5.2	16.1
	Net cash outflow from capital expenditure and financial investment	**(75.4)**	(78.0)	(176.2)
Acquisitions and disposals	Purchase of companies and businesses	**(30.7)**	(7.9)	(21.1)
	Disposal of companies and businesses	**-**	4.3	1.9
	Net cash outflow from acquisitions and disposals	**(30.7)**	(3.6)	(19.2)
Equity dividends paid	Dividends paid to equity shareholders	**(68.1)**	(64.3)	(92.3)
	Net cash inflow before use of liquid Resources and financing	**12.2**	41.0	114.7
Management of liquid resources	Movement in short term deposits with banks	**(6.6)**	(30.1)	(249.4)
Financing	Issue of ordinary share capital	**4.8**	2.4	4.4
	Own shares purchased	**(177.8)**	(236.4)	(277.9)
	Net loan movement	**400.2**	185.3	229.0
	Capital element of finance lease payments	**(6.5)**	(6.3)	(13.5)
	Net cash outflow from financing	**220.7**	(55.0)	(58.0)
Net cash	**Increase/(decrease) in net cash in the period**	**226.3**	(44.1)	(192.7)

CONSOLIDATED CASH FLOW STATEMENT

		6 months to 30th June 2002 £m	6 months to 30th June 2001 £m	Year to 31st December 2001 £m
Reconciliation of movement in net debt	Opening net debt	**(1,127.0)**	(962.8)	(962.8)
	Increase(decrease) in net cash in the period	**226.3**	(44.1)	(192.7)
	Movement in deposits and loans	**(393.6)**	(155.2)	20.4
	Finance lease movements	**2.5**	2.6	5.5
	Exchange adjustments	**(15.8)**	13.9	2.6
	Closing net debt	**(1,307.6)**	(1,145.6)	(1,127.0)

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	6 months to 30th June 2002 £m	6 months to 30th June 2001 £m	Year to 31st December 2001 £m
Profit for the financial period	**134.7**	123.9	265.2
Equity dividends	**(28.4)**	(25.7)	(94.9)
Profit retained for the financial period	**106.3**	98.2	170.3
New share capital issued	**4.8**	2.4	4.4
Own shares purchased	**(193.3)**	(236.4)	(277.9)
Goodwill written back on disposals	**-**	(9.0)	(11.5)
Exchange adjustments	**(7.2)**	3.6	(4.6)
Net change in equity shareholders' funds	**(89.4)**	(141.2)	(119.3)
Opening equity shareholders' funds	**(646.7)**	(527.4)	(527.4)
Closing equity shareholders' funds	**(736.1)**	(668.6)	(646.7)

NOTES

1. The profit and loss accounts and cash flow statements for the half years to 30th June 2001 and 2002 and for the year to 31st December 2001 have been translated at average rates of exchange for the relevant periods. Balance sheets have been translated at period end rates of exchange. The Segmental and Geographic commentaries are at constant 2002 rates of exchange.

2. Between 1st January 2002 and 30th June 2002, the company had purchased 71.5m of its own shares in the market (representing 3.7% of the company's issued share capital at 1st January 2002) under the authority given by shareholders at the annual general meetings held on 31st May 2001 and 30th May 2002. These shares have been (or were being) cancelled and their nominal value transferred to the capital redemption reserve on the balance sheet. They have been excluded in calculating the weighted average number of shares in issue after the date of their purchase by the company. The shareholders, at the annual general meeting on 30th May 2002, authorised further buy-backs of up to 284m shares representing 15% of the company's issued share capital at that date.

3. The financial information has been prepared on the basis of the accounting policies set out in the Annual Report 2001 with the exception of the policy on deferred tax. Financial Reporting Standard (FRS) 19 'Deferred Tax' has been adopted with effect from 1st January 2002. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to 1st January 2002 the Group's accounting policy was to provide for deferred tax to the extent that it was probable that a benefit or charge would crystalise. There was no material change to the Group's results following the adoption of FRS 19. Full year 2001 figures are taken from the accounts filed with the Registrar of Companies. The results for the six months to 30th June 2002 and 30th June 2001 have not been audited but have been reviewed by PricewaterhouseCoopers, the company's auditors.

4. Tax comprises UK Corporation Tax (less double taxation relief) £18.2m (2001: £21.4m) and overseas tax £32.9m (2001: £28.7m).

5. Interim dividend to be paid on 1st November to shareholders on the register on 6th September 2002

6. The financial information in this statement does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended).

7. Copies of the interim report will be dispatched to shareholders and will also be available from the company's registered office at Felcourt, East Grinstead, West Sussex, RH19 2JY.

INDEPENDENT REVIEW REPORT TO RENTOKIL INITIAL PLC

Introduction

We have been instructed by the company to review the financial information as set out on pages 4 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th June 2002.

PricewaterhouseCoopers
Chartered Accountants and
Registered Auditors
1 Embankment Place
London
WC2N 6RH

28th August 2002